Job Aire Group, Inc.
7493 N Oracle Rd, Ste 221
Tucson, AZ 85704

Dated: April 12, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Job Aire Group, Inc.
Commission File Number: 333-280981
CIK Number: 0002009460
Registration Statement Withdrawal Request under Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Job Aire Group, Inc. (the "Registrant") hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-280981), together with all exhibits and amendments thereto (collectively, the "Registration Statement"), effective as of the date hereof or at the earliest practicable date thereafter.

The Registrant submits this request for withdrawal due to the following reasons:
- The financial statements included in the Registration Statement have lapsed and are no longer current.
- The Registrant has determined that pursuing an initial public offering in the United States is not in its best strategic interests at this time.

The Registration Statement has not been declared effective by the Securities and Exchange Commission (the "Commission"), and no securities have been sold pursuant to or in connection with the offering contemplated by the Registration Statement.

The Registrant believes that granting this withdrawal request is consistent with the public interest and investor protection as required by Rule 477(a) of the Securities Act.

If you have any questions regarding this request for withdrawal, please contact Attorney Anessa Allen Santos at IntelliLaw via telephone at (239) 595-3794 or email at anessa@intellilaw.io.

Sincerely,

Job Aire Group, Inc.

By: /s/ Nicholas Ammons
Name: Nicholas Ammons
Title: Chief Executive Officer